

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Brian Fritz, Esq.
Acting General Counsel
Faraday Future Intelligent Electric Inc.
18455 South Figueroa Street
Los Angeles, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed August 29, 2022**
> **File No. 001-39395**

Dear Mr. Fritz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 29, 2022

Proposal 3: The Removal Proposal, page 16

1. Disclosure indicates that "[d]ue to FF Top's indicated intent to remove Mr. Krolicki from the Board, a majority of the Board...has determined to put to a stockholder vote whether to remove Brian K. Krolicki from the Board. The Company maintains the position that FF Top does not have the right to unilaterally remove Mr. Krolicki from the Board at this time." Given the Company's position in the second sentence, please advise, with a view towards disclosure, why the Board is soliciting stockholders' vote to remove Mr. Krolicki.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Brian Fritz, Esq.
Faraday Future Intelligent Electric Inc.
September 1, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Vijay Sekhon